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                                                                      EXHIBIT 12


                       WILLIAMS COMMUNICATIONS GROUP, INC.

               COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                      PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                           ----------------------------
                                                               2001            2000
                                                           ------------    ------------
                                                                  (IN THOUSANDS)

Earnings:
  Income (loss) before income taxes                        $   (495,566)   $     32,584
  Add:
    Interest expense -- net                                     201,073          95,627
    Rental expense representative of interest factor             60,210          70,383
    Minority interest in loss of consolidated
       subsidiaries                                             (13,191)         (5,002)
    Equity losses                                                 9,208           7,155
                                                           ------------    ------------
       Total earnings (loss) as adjusted plus fixed
         charges
                                                           $   (238,266)   $    200,747
                                                           ============    ============
Fixed charges and combined fixed charges and
  preferred stock dividend requirements:
    Interest expense -- net                                $    201,073    $     95,627
    Capitalized interest                                         55,662          64,741
    Rental expense representative of interest factor             60,210          70,383
                                                           ------------    ------------
      Total fixed charges                                       316,945         230,751

    Preferred stock dividends and amortization of
      preferred stock issuance costs                              8,765              --
                                                           ------------    ------------
    Combined fixed charges and preferred stock
      dividend requirements
                                                           $    325,710    $    230,751
                                                           ============    ============

Ratio of earnings to fixed charges                                    (a)             (a)
                                                           ============    ============

Ratio of earnings to combined fixed charges and
  preferred stock dividend requirements                               (b)             (b)
                                                           ============    ============

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(a)  Earnings were inadequate to cover fixed charges by $555,211,000 and
     $30,004,000 for the six months ended June 30, 2001 and 2000, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $563,976,000 and $30,004,000 for the six months ended June 30, 2001 and 2000, respectively.